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                                                                      EXHIBIT 7

                         [LOGO OF TRACOR APPEARS HERE]

                                                                 April 27, 1998

Dear Stockholder:

  We are pleased to report that Tracor, Inc. (the "Company") has entered into a merger agreement (the "Merger Agreement") with GEC Incorporated ("Parent"), which is a wholly-owned subsidiary of The General Electric Company, p.l.c. (not affiliated with the U.S. based corporation with a similar name), and with a subsidiary of Parent ("GEC"), which provides for the acquisition of the Company by GEC at a price of $40.00 in cash for each share of common stock of the Company. Under the terms of the proposed transaction, GEC is today commencing a cash tender offer for all outstanding shares of the Company's common stock at $40.00 per share. Following the closing of the tender offer, GEC will be merged into the Company and any shares of Company common stock not purchased by GEC in the tender offer will be automatically converted into the right to receive $40.00 per share in cash in the merger, subject to applicable dissenters rights.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  In arriving at its recommendation the Board of Directors gave careful consideration to a number of factors. These factors included the opinion, dated April 21, 1998, of BT Wolfensohn, financial advisor to the Company, to the effect that the cash consideration of $40.00 per share to be received in the offer and the merger is fair from a financial point of view to the stockholders of the Company.

  Accompanying this letter is a copy of the Company's
Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is GEC's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read carefully the enclosed materials, including BT Wolfensohn's opinion, which is attached to the Schedule 14D-9.

  The management and directors of Tracor thank you for the support you have given the Company.

                                          Sincerely,

                                          James B. Skaggs
                                          Chairman of the Board, President and
                                           Chief Executive Officer